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April 27, 2011	43432.00152
VIA EDGAR AND BY UPS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Kristina Aberg

Re:	Capital Trust, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 22, 2011
File No. 001-14788
Ladies and Gentlemen:
On behalf of Capital Trust, Inc., a Maryland corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comment conveyed in its comment letter, dated April 26, 2011 (the “Comment Letter”). This letter and the attached response were transmitted for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR on the date hereof.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906.
Sincerely,
/s/ Michael Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
MLZ

Capital Trust, Inc.
Memorandum of Capital Trust, Inc.’s Response to
Comment of the Staff of the Commission Conveyed in a Letter Dated April 26, 2011
The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after the comment.
Preliminary Proxy Statement on Schedule 14A, filed on April 22, 2011
General
Comment 1. Please revise your proxy statement to include the proposals required by Item 24 of Schedule 14A or provide us with an analysis as to why you are not required to include these proposals.
Response: The Company advises the Staff that it is a “smaller reporting company” as such term is defined in Rule 12b-2 (“Rule 12b-2”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because the Company had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter (i.e., June 30, 2010). On such date, the Company’s public float, computed in accordance with the definition of “smaller reporting company” set forth in Rule 12b-2, was $28,046,748. Pursuant to Securities Act Release No. 9178/Exchange Act Release No. 63768 (Jan. 25, 2011), companies that qualify as “smaller reporting companies” as of January 21, 2011, are not subject to Exchange Act Section 14A(a) and Rule 14a-21(a) and (b) until the first annual or other meeting of shareholders at which directors will be elected and for which the rules of the Commission require executive compensation disclosure pursuant to Item 402 of Regulation S-K occurring on or after January 21, 2013. Accordingly, the Company is not required to include such proposals in its proxy statement for its 2011 annual meeting.

April 27, 2011
VIA EDGAR AND BY UPS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Kristina Aberg

Re:	Capital Trust, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 22, 2011 File No. 001-14788
Ladies and Gentlemen:
               At the request of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to its letter of comment, dated April 26, 2011, on behalf of Capital Trust, Inc. (the “Company”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL TRUST, INC.

By:	/s/ Stephen D. Plavin
Name:	Stephen D. Plavin
Title:	Chief Executive Officer
cc: Michael L. Zuppone